LJ INTERNATIONAL INC. ANNOUNCES FIRST QUARTER 2012 UNAUDITED FINANCIAL RESULTS

Operating revenue US$52.2 million, 27% year-over-year increase

HONG KONG — June 7, 2012 — LJ International Inc. (NASDAQ: JADE, “the Company”, or LJI”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its unaudited financial results for the first quarter ended March 31, 2012.

Key Financial Highlights:

US$ million except EPS	1Q 2012		Y-Y Change
Operating Revenue		52.21	27%
Gross Profit		26.23	33%
Operating Income		0.76	-82%
Net Loss		0.17	-105%
EPS – Basic	-$	0.09	-182%
EPS – Diluted	-$	0.09	-182%

First Quarter 2012:

•	Retail revenue was US$36.72 million, up 44% over the first quarter 2011.

•	ENZO had net additions of 6 new stores, expanding the retail network to 208 stores at the end of March 2012. Store count further grew to 218 at the end of May 2012.

•	Comparable store sales increased by 17 % over the first quarter 2011.

•	Wholesale revenue was US$15.49 million, down 1% over the first quarter 2011.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented on the results. “Against the backdrop of a challenging macro environment with decelerating economic growth, we are pleased to report that we achieved our targets for business growth in the first quarter, with both retail and wholesale businesses demonstrating their anticipated performance.”

“We continue to share the view that the long term outlook of China’s luxury market is promising, yet the growth has evidently slowed down, a trend which is expected to appear more pronounced in slow seasons such as the second quarter of the year, and is compounded by comparisons as a result of the exceptionally strong growth last year. In light of economic headwinds, we will continue to place a strong focus on optimizing store productivity and efficiency while cautiously executing our roadmap for growth, and drive sales and traffic with a coherent product strategy to meet changing preferences in anticipation of a slower economic climate.”

Mr. Yih concluded, “With a solid foothold built by ENZO in the past few years along with disciplined expansion and a coherent product strategy, we are confident that the Company, despite concerns about China’s slower economy, will maintain its growth in the China market and sustain its position in the global market through the wholesale business, delivering long-term value to our shareholders.”

Ringo Ng, Chief Financial Officer of LJ International, added: “The Company’s gross margin level moderately improved as a result of a higher share of retail business in the business mix. Alongside this, our operating level profitability continued to absorb the investment for growth, a commitment which we believe is imperative to form a solid foundation for long-term growth.”

“While we will continue to make necessary investments for business growth, build the brand, upgrade internal control over financial reporting, and commit additional resources to enhancing our operating infrastructure, we will also put cost management measures in place to improve competitiveness in our cost base structure and to alleviate the moderated effect on margin levels, which we expect to trend up after the investment period.”

First Quarter 2012 Unaudited Financial Results1

Retail Business Continued to Drive Growth in Operating Revenue

Operating revenue for the first quarter 2012 increased 27% year-over-year to US$52.21 million from US$41.11 million. The increase was primarily driven by growth of the retail business.

Retail revenue2 for the first quarter 2012 saw a year-over-year increase of 44% to US$36.72 million from US$25.52 million, representing 70% of operating revenue. The increase in the first quarter was a result of a mix of factors, including the addition of new stores, and an increase in comparable store sales which was primarily driven by volume growth and the continued expansion of our product portfolio. The rate of growth was moderate compared with that of the first quarter 2011 as it was impacted by a softening in the market that began this year and was compounded by the year-over-year comparison from substantial sales growth in the first quarter last year.

[1]

In 2011, management determined that certain reclassification adjustments should be made to correct for appropriate presentation on the consolidated statements of income. Accordingly, certain items amounting to US$1.45 million were reclassified as selling, general and administrative expenses from cost of goods sold and depreciation of US$0.1 million was reclassified as cost of goods sold in the first quarter 2011.

[2]	Retail revenue (Reclassified/adjusted for 2011)

Adjustment of revenue recognition: Subsequent to the filing of quarterly result for the quarters ended March 31, June 30 and September 30 of 2011 on May 16, August 25 and November 15, 2011 respectively, we identified adjustment requirements on recognition of retail revenue which was related to the trading of color stones. The Q1, Q2 and Q3 figures have been adjusted as below.

	2011 Q1	2011 Q2	2011 Q3
	US$ million	US$ million	US$ million
Retail revenue, as reported	27.81	28.40	32.65
Adjustment	(2.29)	(1.39)	(3.99)

Retail revenue after adjustment	25.52	27.01	28.66
Retail gross profit, as reported	16.51	18.85	20.51
Adjustment	(0.17)	(0.10)	(0.29)

Retail gross profit after adjustment	16.34	18.75	20.22

Wholesale revenue for the first quarter 2012 was US$15.49 million, maintaining at a similar level as US$15.59 million in the same period last year, and accounted for 30% of operating revenue. During the first quarter 2012, revenue from the US, our largest market decreased by 11% over the same period last year and accounted for 61% of wholesale revenue, while Europe market grew by 33% and accounted for 30% of wholesale revenue. Wholesale revenue from Asia and other markets decreased by 7% and accounted for 9%. The change of growth trend in different geographical regions was a result of our focus on growing profitable accounts, rather than on the size of sales orders. The strong growth in Europe was primarily a result of the addition of a new customer.

Business Mix Continued to Shift towards Retail Business Resulted in Better Gross Margin Profile

Gross profit for the first quarter 2012 increased 33% year-over-year to US$26.23 million. Gross profit margin for the first quarter 2012 was 50%, an increase of 200 basis points from 48% for the first quarter 2011.

Retail gross profit2 for the first quarter 2012 was up 37% year-over-year to US$22.43 million. Retail gross profit margin for the first quarter 2012 was 61%, a year-over-year decrease of 300 basis points compared to 64% in the same quarter of 2011. The change in retail gross profit margin for the first quarter 2012 was primarily due to a change in product mix as we continued to broaden our product range to expand into a wider customer base.

Wholesale gross profit for the first quarter 2012 was up 14% year-over-year to US$3.80 million. Wholesale gross profit margin for the first quarter 2012 was 25%, an increase of 400 basis points compared to 21% in the same quarter of 2011. The increases in gross profit and gross profit margin were mainly due to the strategy to focus on growing profitable accounts, rather than on the size of sales orders.

Commitment to Disciplined Growth, Strengthening of Retail Brand and Building the Operation as International Company with Global Best Practice of Financial Reporting

Selling, general and administrative (SG&A) expenses for the first quarter 2012 increased 65% over the same period last year to US$24.19 million from US$14.65 million. As a percentage of operating revenue, SG&A expenses were 46%, compared to 36% for the first quarter 2011. The increase was primarily due to an increase in investments in new store openings, marketing and branding campaigns, and professional fees for upgrades in internal control over financial reporting.

Among SG&A expenses, rental expenses for the first quarter 2012 increased 49% year-over-year to US$8.44 million, accounting for 35% of SG&A expenses. The increase was partly due to proportionate increases in sales-linked rental costs and in part due to an increased number of new retail stores.

Depreciation in the first quarter 2012 was US$1.28 million, up 45% year-over-year. The increase was primarily due to an increased number of retail stores.

Total Operating expenses for the first quarter 2012, including SG&A expenses, net gain on derivatives and depreciation, increased 65% over the same period last year to US$25.47 million. As a percentage of operating revenue, operating expenses were 49%, compared to 38% for the first quarter 2011. The increase was mainly due to continued investment in new store openings, and other initiatives to support business development and infrastructure upgrades for long-term growth.

Operating income for the first quarter 2012 was US$0.76 million, compared with operating income of $4.19 million the same quarter 2011. Operating margin for the first quarter 2012 was 1%, compared to 10% for the same period in 2011.

Operating income from the retail business for the first quarter 2012 was US$1.14 million, down 68% year-over-year, which was mainly due to further investment in new openings and brand building, human capital, internal control and other supporting initiatives.

Operating income from the wholesale business for the first quarter 2012 was US$0.61 million, down 36% year-over-year from US$0.95 million for the first quarter 2011. The contraction was mainly attributable to higher insurance and staff costs.

Other expense, net for the first quarter 2012 amounted to US$0.75 million, compared to US$0.19 million for the first quarter 2011. The increase was primarily due to higher interest expenses and derivative loss on flip options and warrants amounting to US$0.23 million, which was a non-cash item.

Income tax expenses for the first quarter 2012 were US$0.18 million, compared to income tax expenses of US$0.66 million in the first quarter 2011. The decrease was due to the reduction in operating income from the first quarter 2012.

Net loss for the first quarter 2012 was US$0.17 million, compared to a net profit of US$3.34 million for the same quarter in 2011. Excluding the change in fair value of warrants and options liabilities which is of non-cash nature, the Company would have recorded a net income around US$0.06 million.

Both basic and diluted loss per share was US$0.09, for the first quarter 2012, compared to both basic and diluted earnings per share of US$0.11 for the first quarter 2011.

Balance Sheet Remains Sound

Cash, and cash equivalents and restricted cash totaled US$25.07 million on March 31, 2012, compared to US$25.52 million on December 31, 2011.

Trade receivables were US$32.31 million on March 31, 2012, compared to US$42.81 million on December 31, 2011. The change primarily reflected the pattern of seasonality in both businesses.

Inventories totalled US$176.29 million on March 31, 2012, compared to US$173.39 million on December 31, 2011.

Working capital (current assets minus current liabilities) amounted to US$149.72 million on March 31, 2012, compared to US$150.21 million on December 31, 2011.

2012 Guidance:

The second quarter is generally a slow season of the year with the absence of major festivals. The Company expects operating revenue for the second quarter 2012 to be lower than that of the first quarter, due to seasonality and a decelerating rate of economic and industry growth in major markets.

The Company maintains its view to expect retail revenue for full year 2012 to be in the range of US$135 million to US$140 million, representing a 20% to 25% year-over-year growth. Wholesale revenue is expected to maintain at a similar level as in 2011. This represents our current and preliminary view, which is subject to change.

Conference call

The Company’s senior management will host a conference call on Friday, June 8, 2012 at 8:00 a.m. (Eastern)/ 5:00 am (Pacific) / 8:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

Conference Dial-In (U.S. Toll Free):	1- 877-407-0778
International Dial-In:	1- 201-689-8565

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following:

Webcast:	http://www.investorcalendar.com/IC/CEPage.asp?ID=168645
Available until:	September 9, 2012

Following the earnings conference call, an archive of the call will be available by dialing:

Replay Dial-In (U.S. Toll Free):	1- 877-660-6853
International Dial-In:	1- 201-612-7415
Replay Passcodes (both required):
Account number:	286
Conference ID number:	394736
Available until:	11:59 pm on June 8, 2012

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2170-0018

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended March 31,
	2012	2011
	US$	US$ (Restated) 1&[2]
Operating revenue	52,211	41,109
Costs of goods sold	(25,980)	(21,439)

Gross profit	26,231	19,670

Operating expenses
Selling, general and administrative expenses	(24,192)	(14,651)
Net gain on derivatives	7	53
Depreciation	(1,283)	(882)

Operating income	763	4,190

Interest income	49	196
Change in fair value of warrants and options liabilities	(225)	—
Change in fair value on life insurance contracts	5	—
Loss on sale of securities	(32)	(59)
Interest expenses	(550)	(326)

Income before income taxes and non-controlling interests	10	4,001
Income taxes expense	(179)	(660)

Net (loss) income	(169)	3,341
Net income attributable to non-controlling interests	(6)	—

Net (loss) income attributable to LJ International Inc.	(175)	3,341
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(2,699)	—

Net (loss) income attributable to common shareholders of LJ International Inc.	(2,874)	3,341

(Loss) earnings per share:
Basic	(0.09)	0.11

Diluted	(0.09)	0.11

Weighted average number of shares used in calculating basic (loss) earnings per share	30,815,716	29,646,805

Weighted average number of shares used in calculating diluted (loss) earnings per share	30,815,716	30,992,529

Net (loss) income	(169)	3,341

Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	(13)
Unrealized holding gains on available-for-sale securities	85	13

Other comprehensive income	85	—

Comprehensive income	(84)	3,341
Less: comprehensive income attributable to the non-controlling interests	(6)	—

Comprehensive (loss) income attributable to LJI shareholders	(90)	3,341

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of March 31, 2012	As of December 31, 2011
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	16,189	18,649
Restricted cash	8,878	6,866
Trade receivables, net	32,308	42,808
Available-for-sale securities	2,117	2,050
Inventories	176,291	173,391
Derivatives	23	15
Deferred tax assets	1,376	1,108
Prepayments and other current assets	15,288	8,958

Total current assets	252,470	253,845

Non-current assets

Properties held for lease, net	392	398
Property, plant and equipment, net	14,833	14,704
Investments in life insurance contracts	794	445
Deferred tax assets	1,083	1,083
Goodwill, net	1,521	1,521

Total non-current assets	18,623	18,151

Total assets	271,093	271,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank overdrafts	2,788	2,877
Notes payable	24,002	13,215
Capitalized lease obligation, current portion	32	30
Letters of credit, gold loan and others	27,849	36,379
Shareholder’s loan	4,068	1,583
Warrants and options liabilities	2,311	2,086
Trade payables and other accruals	38,322	43,678
Income taxes payable	2,716	3,478
Deferred tax liabilities	664	306

Total current liabilities	102,752	103,632
Non-current liabilities
Notes payable	6,875	7,500
Capitalized lease obligation	22	—

Total non-current liabilities	6,897	7,500

Total liabilities	109,649	111,132

Redeemable convertible preferred shares of subsidiary, par value US$0.01 each, 1 million shares authorized; 359,826 shares issued and outstanding as of March 31, 2012 and December 31, 2011	44,729	42,030

Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized; 31,675,672 and 30,607,672 shares issued and outstanding as of March 31, 2012 and December 31, 2011	317	306
Additional paid-in capital	71,606	70,953
Accumulated other comprehensive income	3,942	3,857
Retained earnings	40,650	43,524

Total LJ International Inc. shareholders’ equity	116,515	118,640
Non-controlling interests	200	194

Total shareholders’ equity	116,715	118,834

Total liabilities and shareholders’ equity	271,093	271,996